Sub-Item 77E  Legal Proceedings

Morgan Stanley Institutional Fund of Hedge Funds LP (the Partnership) has an investment in Lancer Partners, L.P. (Lancer). The manager of Lancer has failed to deliver audited financial statements for 2001, 2002 and 2003 for Lancer. In February 2003, Morgan Stanley Alternative Investment Partners LP, the Partnerships general partner (the General Partner), initiated a legal action in Superior Court of the State of Connecticut against Lancer and its manager for access to the full books and records of Lancer. Subsequently, Lancer filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The General Partner is a member of the creditors committee formed as part of that proceeding. On July
8, 2003, the Securities and Exchange Commission instituted a civil action against Lancer, Lancer Management Group, LLC, Lancer Management Group II, LLC (Lancers general partner and fund manager, referred to with Lancer Management Group, LLC as Lancer Management), Michael Lauer (the principal of Lancer Management) as well as against other entities affiliated with Lauer. The SEC alleges that Lauer and Lancer Management made fraudulent misrepresentations to investors by, among other things, overstating the value of the funds and manipulating the price of shares of some of the companies in which Lancer invested. The SEC obtained a temporary restraining order which appointed a receiver for Lancer Management and granted other relief against Lancer Management and Lauer, while deferring to the bankruptcy court with respect to Lancer. Subsequently, the SEC receiver advised the bankruptcy court that it was now in control of Lancer, that Lauer would not be contesting the preliminary injunction sought by the SEC and that Lauer had agreed not to take any further action with respect to Lancer. It is anticipated that the receiver will evaluate the financial status of Lancer and, in consultation with the creditor and equity committees in the bankruptcy proceeding, propose a plan for winding up Lancer. The Partnership will continue to pursue its rights with regard to the bankruptcy action and continues to hold the investment in Lancer at $0.